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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
(A) FORM X-17A-5
PART III

SEC FILE NUMBER
8-53196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2010 (MM/DD/YY) AND ENDING May 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deloitte Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2011
16 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Renaissance Center, Suite 900
(No. and Street)

Detroit (City) MI (State) 48243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara A. Radgens (313) 394-5077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sara A. Radgens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloitte Corporate Finance LLC, as of May 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Jennifer L. Wood, Notary Public
State of Michigan, County of Wayne
My Commission Expires [illegible]
Acting in the County of Wayne

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELOITTE CORPORATE FINANCE LLC

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Member
Deloitte Corporate Finance LLC

We have audited the accompanying balance sheet of Deloitte Corporate Finance LLC as of May 31, 2011 and the related statements of member's equity, operations, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deloitte Corporate Finance LLC as of May 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

July 15, 2011

DELOITTE CORPORATE FINANCE LLC
BALANCE SHEET
May 31, 2011

ASSETS

	Amount
Cash	$ 157,214
Money Market fund (Note 2)	500,000
Accounts receivable, advisory services	1,039,032
Prepaid expenses	5,944
	$ 1,702,190

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable – related entity (Note 3)	$ 380,200
Accounts payable – other	10,729
Total Liabilities	390,929
Member's equity	1,311,261
	$ 1,702,190

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF MEMBER'S EQUITY
For The Year Ended May 31, 2011

	Amount
Balance, May 31, 2010	$ 2,222,613
Contributions from member	6,000,000
Net loss	(6,911,352)
Balance, May 31, 2011	$ 1,311,261

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF OPERATIONS
For The Year Ended May 31, 2011

	Amount
Revenues:	
Advisory fees	$ 10,740,583
Interest income	665
Total revenues	10,741,248
Expenses:	
Services and expense fees (Note 3)	17,499,031
Registration and membership fees	106,687
Other general and administrative expenses	46,882
Total expenses	17,652,600
Loss before provision for taxes	(6,911,352)
Provision for taxes (Notes 1 and 3)	-
Net loss	$ (6,911,352)

See accompanying notes.

DELOITTE CORPORATE FINANCE LLC
STATEMENT OF CASH FLOWS
For The Year Ended May 31, 2011

	Amount
Increase (decrease) in cash and cash equivalents:	
Cash flows from operating activities:	
Fees received	$ 11,055,868
Interest income	665
Services and expense fees paid	(17,499,031)
Registration and membership fees paid	(43,559)
Other general and administrative expenses paid	(46,744)
Net cash used by operating activities	(6,532,801)
Cash flows from financing activities:	
Contributions from member	6,000,000
Net amounts received from related entity	344,517
Net cash provided by financing activities	6,344,517
Decrease in cash and cash equivalents	(188,284)
Cash and cash equivalents at beginning of year	845,498
Cash and cash equivalents at end of year	$ 657,214
Reconciliation of net loss to net cash used by operating activities:	
Net loss	$ (6,911,352)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in:	
Accounts receivable, advisory services	315,285
Prepaid expenses	63,128
Increase in:	
Accounts payable – other	138
Total adjustments	378,551
Net cash used by operating activities	$ (6,532,801)

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers Money Market Funds as cash equivalents.

See accompanying notes.

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte Corporate Finance LLC (The Company), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through July 15, 2011, which is the same date the financial statements were available to be issued.

Note 2 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. It establishes a broad three-level hierarchy to prioritize the inputs used in measuring fair value.

Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

Note 2 – FAIR VALUE MEASUREMENTS (CONTINUED)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used at May 31, 2011 in valuing the Company's securities owned:

	Level 1	Level 2	Level 3
Assets:			
Money Market fund	$ 500,000	$ -	$ -

Note 3 – TRANSACTIONS WITH RELATED ENTITY

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes. The charges for these services is a monthly fee equal to the sum of the Direct Expenses and the Allocated Expenses as defined. For the year ended May 31, 2011 the net services and expenses charged to the Company amounted to $17,499,031. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

The payable due to Deloitte FAS at May 31, 2011, in the amount of $380,200, is summarized as follows:

	Amount
Net services and expense fees due	$ 364,535
State taxes	10,340
Net payable for revenue received by the Company on behalf of related entities	36,967
Net receivable for revenue received on the Company's behalf by Deloitte FAS	(31,642)
	$ 380,200

Note 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

At May 31, 2011, the Company's net capital was $256,285 and its required net capital was $26,062. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.53 to 1.

SUPPORTING SCHEDULES

DELOITTE CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2011

Total ownership equity	$ 1,311,261
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	1,311,261
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	1,311,261
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	1,044,976
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	266,285
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	10,000
Net capital	256,285
Net capital requirement	26,062
Excess net capital	$ 230,223

DELOITTE CORPORATE FINANCE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from balance sheet	$ 390,929
Total aggregate indebtedness	$ 390,929
Percentage of aggregate indebtedness to net capital	153%

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Deloitte Corporate Finance, LLC and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

DELOITTE CORPORATE FINANCE LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
May 31, 2011

Deloitte Corporate Finance LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(i), as a broker-dealer that maintains "Special Account for the Exclusive Benefit of Customers."

DELOITTE CORPORATE FINANCE LLC

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

May 31, 2011

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

To The Member
Deloitte Corporate Finance LLC

In planning and performing our audit of the financial statements of Deloitte Corporate Finance LLC for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William I. Hinslett & Co. P.C.

July 15, 2011

DELOITTE CORPORATE FINANCE LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MAY 31, 2011

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HWY.
ROSEVILLE, MICHIGAN 48066

DELOITTE CORPORATE FINANCE LLC

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MAY 31, 2011

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS